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SEC FILE NUMBER
8-67105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SYNAPSE BROKERAGE LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10233 S PARKER RD STE 300, OFFICE 313
(No. and Street)

PARKER	CO	80134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFREY STANLEY	425-318-2549	jeff.stanley@syna
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson & Smith PA
(Name – if individual, state last, first, and middle name)

500 North Westshore Blvd	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

09/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Stanley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Synapse Brokerage LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TEX DANIEL RITTER
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20234010502
MY COMMISSION EXPIRES MAR 17, 2027

Signature: [signature]

Title: CEO

[signature] 3/29/24
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Synapse Brokerage, LLC

Statement of Financial Condition

As of and for the Year Ended December 31, 2023

(With Reports of Independent Registered Public Accounting Firm Thereon)

Contents

Facing Page - Oath or Affirmation	1-2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Financial Statements	5-7

Report of Independent Registered Public Accounting Firm

To the Members
of Synapse Brokerage LLC
San Antonio, Texas

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Synapse Brokerage LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Synapse Brokerage LLC's auditor since 2023.
Tampa, Florida
March 29, 2024

Statement of Financial Condition
December 31, 2023

ASSETS	
Cash and cash equivalents	$ 941,549
Cash restricted or segregated under regulations and other	250,020
Interest receivable	1,329,232
Prepaid expenses and other assets	20,471
TOTAL ASSETS	$ 2,541,272
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expense	$ 4,560
Interest Payable	259,972
Due to affiliate	876,737
TOTAL LIABILITIES	$ 1,141,269
Member's Equity	1,400,003
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,541,272

See accompanying notes to financial statements

Notes to Financial Statements
As of and for the year ended December 31, 2023

1. Organization and Nature of Business

Synapse Brokerage LLC (the "Company") is a Delaware limited liability company incorporated on January 15, 2004. The Company was formerly known as MVP Financial, LLC and 100% of its membership interest was sold on July 8, 2020 to Synapse Financial Technologies Inc. (the "Member"). The name of the Company was changed on that date. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engages in offering its customer the ability to participate in a cash management program whereby uninvested cash is swept to bank deposit accounts ("Bank Sweep") which are eligible for Federal Deposit Insurance Corporation ("FDIC") pass-through insurance coverage.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Revenue Recognition

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Customer Accounts

Cash held in fiduciary or agency capacities are not included in the accompanying statement of financial condition. Such items are assets of the Company's customers. As of December 31, 2023, the amounts held on behalf of clients were $315,120,644.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company maintains its deposits in commercial checking accounts in high credit quality financial institutions. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000 as of December 31,2023

Notes to Financial Statements
As of and for the year ended December 31, 2023

Cash Segregated Under Federal and Other Regulations
Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934. Cash segregated for regulatory purposes was $250,020 as of December 31,2023.

Interest
Interest payable and interest receivable consist of accrued interest on its customers FBO sweep accounts and are recorded gross on the statement of financial condition. The interest is paid to the customer accounts.

Income Taxes
The Company complies with FASB ASC 740, income taxes. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.
The Company is required to file franchise tax returns in the State of Texas. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2023, state taxing authorities have not proposed any adjustment to the Company's tax position.

3. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits at December 31, 2023 were $0. At December 31, 2023, the Company had net capital, as defined, of $1,376,301, which exceeded the required minimum net capital of $250,000 by $1,126,301.

4. Computation of Reserve Requirements

As of December 31, 2023. the Company had a reserve requirement computation of $259,972, pursuant to Rule 15C3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an additional deposit of $50,000 on January 2, 2024 which amounted to deposits in the reserve account of $300,020 as of January 2,2024.

5. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31,2023, amounted to cash deposits of $536,957.

6. Interest Receivable and Interest Payable

Accrued Interest receivable consists of amount due from banks which participates in the Bank Sweep program. The Company estimates no credit losses for the receivable and therefore no allowance for credit losses is recorded due to subsequent collection of 100 percent of interest receivable.

Accrued interest payable consists of amounts due to the Company's customers.

7. Related Party Disclosure

The Company has a service and expense sharing agreement with Synapse Financial Technologies, Inc, (the "Member"), for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, the Member provides back-office, infrastructure technology and software development support to the Company.

As of December 31,2023, the Company had a payable to the Member of $876,737 which is included in due to affiliates.

8. Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023 and through the date the financial statements were available to be issued, and found no material reportable subsequent events except as noted in footnote 4.